SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 2, 2004
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WESCAST INDUSTRIES INC.
(Exact name of registrant as specified in its charter)

200 WATER STREET
WINGHAM, ON CANADA N0G 2W0
(Address of principal executive office)

Indicate by check mark whether the registrant
files or will file annual reports under
cover of Form 20-F or Form 40-F:

Form 20-F                         Form 40-F  X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCAST INDUSTRIES INC.

                                                                                                                Dated: July 2, 2004    By: “Gordon E. Currie”

                                                                                                                Name: Gordon E. Currie
                                                                                                                Title: VP and CFO